# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: electroCore, Inc., CIK 0001560258
CUSIP: 28531P103
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 200 Forge Way, Suite 205, Rockaway, New Jersey (NJ), 07866
Date of event which requires filing of this statement: 05/13/2025
Filed by CIK 0001496771
Persons authorized to receive notices and communications: Walter Schenker Maz Partners, 9028 Lakes Boulevard, West Palm Beach, Florida (FL), 33412, (973) 641-5643

## Reporting persons
- MAZ Partners LP (CIK 0001496771): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 115,518; sole dispositive power 0; shared dispositive power 115,518; aggregate amount beneficially owned 0 (1.6% of the class)
  Comment: Item 13: The percentage is calculated based on 7,420,618 shares of Common Stock outstanding as of May 2, 2025 as disclosed by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 7, 2025.
- MAZ Capital Advisors, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 115,518; sole dispositive power 0; shared dispositive power 115,518; aggregate amount beneficially owned 115,518 (1.6% of the class)
  Comment: Item 13: The percentage is calculated based on 7,420,618 shares of Common Stock outstanding as of May 2, 2025 as disclosed by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 7, 2025.
- Walter Schenker (CIK 0001350457): type of reporting person: individual (IN), other (OO); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 5,666; shared voting power 130,518; sole dispositive power 5,666; shared dispositive power 130,518; aggregate amount beneficially owned 136,184 (1.8% of the class)
  Comment: Item 13: The percentage is calculated based on 7,420,618 shares of Common Stock outstanding as of May 2, 2025 as disclosed by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 7, 2025.
  
  Item 11: The aggregate amount is a total of the MAZ shares (as defined below), the individual shares of Walter Schenker held through a retirement account, and the individual shares of Susan Schenker.
- Susan Schenker: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 15,000; shared voting power 0; sole dispositive power 15,000; shared dispositive power 0; aggregate amount beneficially owned 15,000 (0.2% of the class)
  Comment: Item 13: The percentage is calculated based on 7,420,618 shares of Common Stock outstanding as of May 2, 2025 as disclosed by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 7, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: electroCore, Inc.
Address of issuer's principal executive offices: 200 Forge Way, Suite 205, Rockaway, New Jersey (NJ), 07866

## Item 2. Identity and Background
Name of person filing: (a-f) This Schedule 13D is jointly filed by MAZ Partners LP ("MAZ Partners"), a Delaware limited partnership, MAZ Capital Advisors, LLC ("MAZ Capital"), a Delaware limited liability company, Walter Schenker and Susan Schenker. MAZ Partners, MAZ Capital, Walter Schenker and Susan Schenker are collectively referred to as the "Reporting Persons". Walter Schenker is the sole managing member of MAZ Capital, which is the sole general partner of MAZ Partners. The principal occupation of Walter Schenker is serving as the managing member of MAZ Capital. The principal business of MAZ Partners is investment management. The principal business of MAZ Partners is investing in securities. Susan Schenker is the spouse of Walter Schenker. The address of each of the Reporting Persons is 9028 Lakes Boulevard, West Palm Beach, FL 33412. During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Walter Schenker and Susan Schenker are United States Citizens.
Residence or business address: See Item 2(a)
Present principal occupation or employment: See Item 2(a)
Criminal convictions in the last five years: See Item 2(a)
Civil proceedings (securities laws) in the last five years: See Item 2(a)
Citizenship: See Item 2(a)

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: As of the date of this Schedule 13D, MAZ Partners has invested $605,855 (inclusive of brokerage commissions) in Common Stock of the Issuer. The source of these funds was the working capital of MAZ Partners. As of the date of this Schedule 13D, Walter Schenker has invested $31,390 (inclusive of brokerage commissions) in Common Stock of the Issuer either directly or through his retirement account. The source of these funds was personal investment capital. As of the date of this Schedule 13D, Susan Schenker has invested $96,450 (inclusive of brokerage commissions) in Common Stock of the Issuer. The source of these funds was personal investment capital.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons purchased the Common Stock for investment purposes. The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Company's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Common Stock in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as they may deem appropriate in light of the circumstances existing from time to time, which may include further acquisitions of shares of Common Stock or disposal of some or all of the shares of Common Stock currently owned by the Reporting Persons or otherwise acquired by them, either in the open market or in privately negotiated transactions. Any such transactions may be effected at any time or from time to time subject to any applicable limitations imposed on the sale of the Common Stock by applicable law.

The Reporting Persons are evaluating the feasibility of a change in the present board of directors or management of the issuer, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.

Except to the extent the foregoing may be deemed a plan or proposal, the Reporting Persons have no additional plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of the Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date hereof, (i) MAZ Partners and MAZ Capital may each be deemed to be the beneficial owner of 115,518 shares of Common Stock (the "MAZ Shares"), constituting approximately 1.6% of the shares of Common Stock, (ii) Walter Schenker may be deemed to be the beneficial owner of 136,184 shares of Common Stock, constitution approximately 1.8% of the shares of Common Stock and (iii) Susan Schenker may be deemed to the beneficial owner of 15,000 shares of Common Stock, constituting approximately 0.2% of the shares of Common Stock, each based upon a total of 7,420,618 shares of Common Stock outstanding as of May 2, 2025 as disclosed by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 7, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: MAZ Partners may be deemed to have the shared power to vote or direct the vote (and the shared power to dispose or direct the disposition) of the MAZ Shares. MAZ Capital, as the sole general partner of MAZ Partners, may be deemed to have the shared power to vote or direct the vote (and the shared power to dispose or direct the disposition) of the MAZ Shares and therefore, MAZ Capital may be deemed to be the beneficial owner of the MAZ Shares. By virtue of Walter Schenker's position as the sole managing member of MAZ Capital, Schenker may be deemed to have the shared power to vote or direct the vote (and the shared power to dispose or direct the disposition) of the MAZ Shares and therefore, Walter Schenker may be deemed to be the beneficialowner of the MAZ Shares. Susan Schenker, the spouse of Walter Schenker, has the sole voting and dispositive power over 15,000 shares of Common Stock.
Transactions in the class effected during the past sixty days: Not applicable.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceedsfrom the sale of, the Common Stock.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreementwith respect to the joint filing of this Schedule, which agreement is attached hereto as Exhibit 99.1 to this Schedule 13D

Except as described herein or in other amendments to this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1: Joint Filing Agreement by and among the Reporting Persons.

## Signatures
- MAZ Partners LP: /s/ Walter Schenker, By: MAZ Capital Advisors, LLC, its General Partner, Name: Walter Schenker, Title: Manager (05/13/2025)
- MAZ Capital Advisors, LLC: /s/ Walter Schenker, Name: Walter Schenker // Title: Manager (05/13/2025)
- Walter Schenker: /s/ Walter Schenker, Walter Schenker (05/13/2025)
- Susan Schenker: /s/ Susan Schenker, Susan Schenker (05/13/2025)